NEWS RELEASE
Centerra Gold Reports First Quarter Results

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100%-basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.
Toronto, Canada, May 15, 2023: Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its first quarter 2023 results.
Significant financial and operating results of the first quarter ended March 31, 2023 included:
•Net loss for the quarter of $73.5 million, or $0.34 per common share, including (net of tax): a non-cash reclamation expense at the care and maintenance sites of $15.6 million, or $0.07 per common share, exploration and evaluation costs at the Goldfield project of $11.7 million, or $0.06 per common share, and stand-by cash costs at the Öksüt Mine of $7.8 million, or $0.04 per common share. Mining costs at the Öksüt Mine were expensed in the period due to the focus on waste stripping activities with limited mining, crushing and stacking of ore. Adjusted net lossNG for the quarter was $52.9 million, or $0.24 per common share.
•Cash used in operating activities and free cash flow deficitNG for the quarter of $99.8 million and $105.9 million, respectively, were primarily due to working capital requirements at the Molybdenum Business Unit and the suspension of production activities at the Öksüt Mine. Total operating cash flow deficit for the quarter was driven by a $75.8 million increase in working capital. Mount Milligan Mine generated cash from mine operating activities and free cash flowNG of $27.6 million and $24.6 million, respectively, for the quarter. Cash used in operating activities at the Öksüt Mine was $20.8 million for the quarter. Cash used in operating activities at the Molybdenum Business Unit was $76.6 million for the quarter, primarily due to an increase in working capital, as a result of higher molybdenum prices. This is expected to partially reverse through the remainder of the year if molybdenum prices remain at their current levels.
•Gold production and copper production for the quarter at the Mount Milligan Mine was 33,215 ounces and 13.4 million pounds, respectively. Lower production during the quarter was driven by lower plant throughput primarily due to a planned mill maintenance shutdown as well as material handling issues during winter months. Additionally, sequencing of the mining phases during the quarter resulted in lower than expected ore grades and differences in the ore-waste transition zone which also impacted feed grades and metal recoveries. Due to mining activities remaining at expected production rates for the quarter, the Company continues to be on track to access the higher grade copper and gold from Phase 7 and Phase 9 in the second half of the year but given lower than planned production during the first quarter, the Company expects 2023 gold production to be near the low end of guidance. Copper production for the year is expected to be at the mid-point of guidance.
•The regulatory review of Öksüt Mine’s amended Environmental Impact Assessment (“EIA”) remains on track. The Company completed its technical review meeting with local authorities at the end of March and posted its EIA for public comment in late April, with no significant comments received. With all review steps now completed, the EIA has been submitted for final ministry approval.
•The Company’s mercury abatement retrofit to the Öksüt Mine’s ADR plant was completed. The system was tested in March 2023 under the supervision of the Turkish Ministry of Environment Urbanization and Climate Change. Subject to receipt of the final regulatory approvals and the restart of the ADR plant, the Company will be in a position to begin processing the gold-in-carbon inventory on hand of approximately 100,000 recoverable ounces. The ADR plant has the capacity to produce gold at a rate of approximately 35,000 ounces per month.
•Goldfield Project significantly advanced drilling activities in the first quarter of 2023, with the large portion of drilling costs that were planned for the year incurred during the quarter. The Company remains on track to issue an initial resource estimate by mid year 2023, followed by an updated resource estimate accompanied by a feasibility study.
•New President and CEO Paul Tomory joined the Company effective May 1, 2023.

•Strong balance sheet with a cash and cash equivalents position at the quarter-end of $412.1 million.
•Gold production costs for the quarter of $1,124 per ounce, due to higher allocation of costs to gold from changes in the relative market prices of gold and copper, and mill shutdown activities.
•Copper production costs for the quarter of $2.66 per pound.
•All-in sustaining costs on a by-product basisNG for the quarter of $1,383 per ounce, due to higher gold production costs at the Mount Milligan Mine.
•Quarterly dividend declared of CAD$0.07 per common share.

Chair of the Board of Directors and CEO Discussion

Michael Parrett, Chair of the Board of Directors stated, “On behalf of the Board and our fellow shareholders I would like to thank Paul Wright for his leadership of Centerra as the Interim President and CEO, since September 2022. We look forward to Paul’s continued insight, input, and contribution on the Board of Directors. I am also pleased to welcome Paul Tomory who assumed the role of President and Chief Executive Officer on May 1, 2023. We are delighted to have him lead Centerra at this significant stage of the Company’s journey.”

Paul Tomory, President and Chief Executive Officer of Centerra stated, “Since starting as President and Chief Executive Officer on May 1, 2023, having spent time with our corporate and sites teams, and having visited the Mount Milligan Mine, I am excited for the future of the Company. Over the weeks and months ahead, I look forward to visiting the Öksüt Mine and our US assets and engaging with many of our shareholders and other stakeholders, with a focus on delivering sustainable value and growth at Centerra.”

Paul Tomory continued, “In the first quarter of 2023, the Company continued to demonstrate that safety remains Centerra’s top priority, with a number of our sites achieving milestones without a lost time or reportable injury. In Turkiye, I’m pleased to announce that we have completed the mercury abatement retrofit to the Öksüt Mine’s ADR plant and that the system has been tested under the supervision of the Turkish ministry. The regulatory review of Öksüt Mine’s amended EIA remains on track; all review steps have been completed and it has been submitted for final ministry approval. Subject to receipt of the final approvals of the EIA and ADR plant, the Company will be well positioned to begin processing the approximately 100,000 recoverable ounces of gold-in-carbon inventory on hand. We will then be able to shift our focus to the additional approximately 200,000 recoverable ounces of gold in the Öksüt Mine’s gold in ore stockpiles and on the heap leach pad.”

Paul Tomory stated,“Pivoting to Centerra’s other operating mine in British Colombia, there were lower levels of copper and gold production at the Mount Milligan Mine in the first quarter due to a combination of the grade profile delivered to the mill from mine sequencing that also impacted lower metal recoveries, a planned mill maintenance shutdown and challenges with material handling during winter months. As a result, the Company now expects gold production to be near the low end of guidance whilst copper production is currently tracking towards the mid-point of guidance. Mine sequencing remains on track to access the higher-grade copper and gold ore in the second half of the year resulting in back-end weighted production.”

Paul Tomory concluded, “Lastly, I’m happy to announce that Lisa Wilkinson has joined the Company as Vice President, Investor Relations & Corporate Communications, and will lead these functions going forward.”

Update on Öksüt Mine Operations

In March 2022, Centerra announced it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the ADR plant. From the date of suspension of gold room operations through to the end of 2022, the Company built up gold-in-carbon inventory of approximately 100,000 recoverable ounces and 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad. For the gold-in-carbon inventory, substantially all the production costs have already been incurred. Once operations resume, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold per month.

The Company has completed construction of a mercury abatement system to allow processing of mercury-bearing ores. In February and March 2023, the ADR facility underwent inspection and testing by the Turkish Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”) and the Ministry of Labour and Social Security. The Company continues to work with relevant authorities to obtain the required approvals to restart gold room operations at the ADR plant.

Permitting

Following inspection by and several discussions with the Ministry of Environment in 2022, the Company determined that an updated EIA should be prepared and submitted to clarify various production and other capacity limits for the Öksüt Mine and to align the EIA production levels with current operating plans. The updated EIA was submitted in January 2023. The Company completed its technical review meeting with local authorities at the end of March and posted its EIA for public comment in late April, with no significant comments received. With all review steps now completed, the EIA has been submitted for final ministry approval. The Company continues to work with Turkish officials and other stakeholders on the approval of its EIA and other permits that may be required to allow for a timely full restart of all operations.

The Öksüt Mine suspended leaching of ore on the heap leach pad and ceased using activated carbon on site as of late August 2022 though mining, crushing and stacking activities continued in line with existing EIA limits for the remainder of 2022. After building substantial inventories of gold-in-carbon, ore stacked on the heap leach pad and ore stockpiles, crushing and stacking activities were paused during the first quarter of 2023 until the new EIA is received. The Öksüt Mine is currently focusing mining activities on the Phase 5 pit wall pushback to expand the Keltepe pit.

In January 2023, the Öksüt Mine received notice of approval of its operating license extension application for a period of ten years, as well as approval of an enlarged grazing land permit to allow for the expansion of the Keltepe and Güneytepe pits, as planned.

As noted above, Centerra is involved in several permitting processes with Turkish regulatory authorities and notes that a general election in Türkiye on May 14, 2023 could result in administrative delays to such processes. The Company will continue to diligently pursue approvals of an amended EIA and all required permits for the Öksüt Mine.

Conference Call

Centerra invites you to join its 2023 first quarter conference call on Monday, May 15, 2023 at 11:00 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America 1 (800) 954-0651. International participants may access the call at +1 (416) 620-9188. Presentation slides will be available on Centerra’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Notified and can be accessed live at Centerra’s website at www.centerragold.com. A recording will be available after the call and via telephone until midnight Eastern Time on May 29, 2023 by calling +1 (416) 626-4100 or (800) 558-5253 and using passcode 22026857.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the first quarter ended March 31, 2023, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	43.8	47.1	43.8	26.0	—	21.1
Production costs attributable to copper	40.8	32.6	40.8	32.6	—	—
Total production costs excluding molybdenum segment, as reported	84.6	79.7	84.6	58.6	—	21.1
Adjust for:
Third party smelting, refining and transport costs	1.9	3.2	1.9	3.0	—	0.2
By-product and co-product credits	(54.6)	(75.5)	(54.6)	(75.5)	—	—
Adjusted production costs	31.9	7.4	31.9	(13.9)	—	21.3
Corporate general administrative and other costs	14.7	12.3	0.1	0.1	—	—
Reclamation and remediation - accretion (operating sites)	0.9	1.6	0.5	0.5	0.4	1.1
Sustaining capital expenditures	4.9	14.7	1.8	12.6	3.1	2.1
Sustaining lease payments	1.5	1.5	1.3	1.3	0.2	0.2
All-in sustaining costs on a by-product basis	53.9	37.5	35.6	0.6	3.7	24.7
Exploration and study costs	15.3	8.2	0.4	3.4	0.4	0.4
Non-sustaining capital expenditures	—	0.9	—	0.9	—	—
Care and maintenance and other costs	12.9	2.4	—	—	9.5	—
All-in costs on a by-product basis	82.1	49.0	36.0	4.9	13.6	25.1
Ounces sold (000s)	39.0	94.9	39.0	40.2	—	54.7
Pounds sold (millions)	15.3	19.4	15.3	19.4	—	—
Gold production costs ($/oz)	1,124	497	1,124	647	n/a	386
All-in sustaining costs on a by-product basis ($/oz)	1,383	395	914	15	n/a	451
All-in costs on a by-product basis ($/oz)	2,107	516	924	121	n/a	459
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,603	735	1,134	819	n/a	451
Copper production costs ($/pound)	2.66	1.68	2.66	1.68	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.67	2.11	2.67	2.11	n/a	n/a

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2023	2022
Net (loss) earnings	$(73.5)	$89.4
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	—	6.5
Reclamation expense (recovery) at sites on care and maintenance	15.6	(42.0)
Income and mining tax adjustments(1)	5.0	2.5
Adjusted net (loss) earnings	$(52.9)	$56.4

Net (loss) earnings per share - basic	$(0.34)	$0.30
Net (loss) earnings per share - diluted	$(0.34)	$0.30
Adjusted net (loss) earnings per share - basic	$(0.24)	$0.19
Adjusted net (loss) earnings per share - diluted	$(0.24)	$0.19
(1)Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government and impact of foreign currency translation on deferred income taxes at the Öksüt Mine.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2022	2021	2023	2022
Cash (used in) provided by operating activities(1)	$(99.8)	$28.3	$27.6	$20.8	$(20.8)	$63.6	$(76.6)	$(19.8)	$(30.0)	$(36.3)
Deduct:
Property, plant & equipment additions(1)	(6.1)	(19.2)	(3.0)	(14.4)	(3.1)	(2.2)	—	(0.3)	—	(2.3)
Free cash flow (deficit)	$(105.9)	$9.1	$24.6	$6.4	$(23.9)	$61.4	$(76.6)	$(20.1)	$(30.0)	$(38.6)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$8.0	$210.2	$4.3	$9.7	$3.7	$(0.5)	$—	$0.2	$—	$200.7
Adjust for:
Costs capitalized to the ARO assets	(2.9)	13.3	(1.8)	3.7	(1.1)	1.9	—	—	—	7.7
Costs capitalized to the ROU assets	(0.1)	(0.2)	(0.1)	—	—	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.1)	0.9	(0.6)	0.0	0.5	0.9	—	0.2	—	(0.2)
Capital expenditures	$4.9	$16.0	$1.8	$13.4	$3.1	$2.1	$—	$0.4	$—	$0.1
Sustaining capital expenditures	4.9	15.1	1.8	12.5	3.1	2.1	—	0.4	—	0.1
Non-sustaining capital expenditures	—	0.9	—	0.9	—	—	—	—	—	—
(1)As presented in the Company’s condensed consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson	Shae Frosst
Vice President, Investor Relations & Corporate Communications	Manager, Investor Relations
(416) 204-3780	(416) 204-2159
lisa.wilkinson@centerragold.com	shae.frosst@centerragold.com
Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Management’s
Discussion and
Analysis

For the Three months ended March 31, 2023 and 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of May 12, 2023 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three months ended March 31, 2023 in comparison with the corresponding periods ended March 31, 2022. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”) available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.
Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, "potential", “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, sales, forecasts, interest rates, depreciation, depletion and amortization expenses and taxes; expectations regarding copper credits and gold, copper and molybdenum prices in 2023; the expected trend of the Company’s performance toward achieving guidance; including expectations that 2023 production at the Mount Milligan Mine will be back-end weighted and that Mount Milligan Mine is on track to access higher grades in the second half of 2023, including expectations that 2023 production at the Mount Milligan Mine will be back-end weighted and that Mount Milligan Mine is on track to access higher grades in the second half of 2023; expected cash outflows at the Oksut Mine for 2023; completion of mercury abatement, containment and safety work in the gold room of the ADR plant at the Öksüt Mine; the expected restart of gold room operations, related regulatory approvals and the expected timing thereof; the capacity of the Öksüt Mine’s ADR plant to process inventories of loaded gold in carbon; expectations concerning the exploration plans and drilling programs at the Company’s mines and projects and the timing thereof; the Company’s intention to earn-in to Phase 2 at the Oakley Project; strategic options for the Molybdenum BU, including a potential restart of the Thompson Creek Mine, net cash required to maintain the business and expectations for molybdenum prices; including the reversal of working capital as a result thereof; expectations for ongoing activities at the Goldfield project, including drilling, resource estimation and a feasibility study; expected lower corporate payroll costs; expected lower costs related to the implementation of a new enterprise resources planning software system; and expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada, including potential uncertainty or delays resulting from upcoming presidential and parliamentaryy elections in Türkiye and their potential to disrupt or delay Turkish bureaucratic processes and decision making; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks of actions taken by the Kyrgyz Republic, or any of its instrumentalities, in connection with the Company’s prior ownership of the Kumtor Mine or the Global Arrangement Agreement; including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that Turkish regulators pursue aggressive enforcement of the Öksüt Mine’s current EIA and permits or that the Company experiences delay or disruption in its applications for new or amended EIA or other permits, including the formal issuance thereof; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of May 12, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As of March 31, 2023, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As of May 12, 2023, there are 218,807,695 common shares issued and outstanding, options to acquire 3,634,354 common shares outstanding under the Company’s stock option plan, and 1,740,079 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March 31,
	2023	2022	% Change
Financial Highlights
Revenue	226.5	295.2	(23)%
Production costs	204.3	144.2	42%
Depreciation, depletion, and amortization ("DDA")	18.5	37.5	(51)%
Earnings from mine operations	3.7	113.5	(97)%
Net (loss) earnings	(73.5)	89.4	(182)%
Adjusted net (loss) earnings(1)	(52.9)	56.4	(194)%
Cash (used in) provided by operating activities	(99.8)	28.3	(453)%
Free cash flow (deficit)	(105.9)	9.1	(1264)%
Adjusted free cash flow (deficit)	(105.9)	19.1	(654)%
Additions to property, plant and equipment (“PP&E”)	8.0	210.2	(96)%
Capital expenditures - total(1)	4.9	16.0	(69)%
Sustaining capital expenditures(1)	4.9	15.1	(68)%
Non-sustaining capital expenditures(1)	—	0.9	(100)%
Net (loss) earnings per common share - $/share basic(2)	(0.34)	0.30	(213)%
Adjusted net (loss) earnings per common share - $/share basic(1)(2)	(0.24)	0.19	(226)%
Operating highlights
Gold produced (oz)	33,215	93,784	(65)%
Gold sold (oz)	38,990	94,909	(59)%
Average market gold price ($/oz)	1,890	1,879	1%
Average realized gold price ($/oz )(3)	1,446	1,687	(14)%
Copper produced (000s lbs)	13,355	20,558	(35)%
Copper sold (000s lbs)	15,332	19,449	(21)%
Average market copper price ($/lb)	4.05	4.53	(11)%
Average realized copper price ($/lb)(3)	3.42	3.77	(9)%
Molybdenum sold (000s lbs)	3,347	2,887	16%
Average market molybdenum price ($/lb)	32.95	19.08	73%
Unit costs
Gold production costs ($/oz)	1,124	497	126%
All-in sustaining costs on a by-product basis ($/oz)(1)	1,383	395	250%
All-in costs on a by-product basis ($/oz)(1)	2,107	516	308%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)	1,603	735	118%
Copper production costs ($/lb)	2.66	1.68	58%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.67	2.11	27%
(1)Non-GAAP financial measure. All per unit costs metrics are expressed on a metal sold basis. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at March 31, 2023, the Company had 218,737,013 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.

Overview of Consolidated Results

First Quarter 2023 compared to First Quarter 2022
Net loss of $73.5 million was recognized in the first quarter 2023, compared to net earnings of $89.4 million in the first quarter 2022. The decrease in net earnings was primarily due to:
•lower earnings from mine operations of $3.7 million in the first quarter of 2023 compared to earnings from mine operations of $113.5 million in the first quarter of 2022 primarily due to no ounces of gold sold at the Öksüt Mine as well as lower gold ounces and copper pounds sold, lower average realized gold and copper prices and higher production costs at the Mount Milligan Mine.
◦Higher production costs at the Mount Milligan Mine were primarily due to higher mining and milling costs. Mining costs were impacted by higher labour costs due to inflationary pressures, higher spending on equipment spare parts from additional maintenance on mobile equipment, higher consumption of diesel and explosives due to areas mined, higher diesel prices and approximately $4.5 million less in mining costs capitalized to the the Tailings Storage Facility (“TSF”). Higher milling costs were primarily due to liner replacement and related contractor costs of approximately $5.5 million associated with general mill shutdown which was performed in the first quarter of 2023 but not in the first quarter of 2022. A decrease in earnings from mine operations was partially offset by a decrease in DD&A at the Mount Milligan Mine due to the increase in proven and probable reserves in 2022 and lower tonnes processed;
•a reclamation expense of $15.6 million in the first quarter of 2023 compared to reclamation recovery of $42.0 million in the first quarter of 2022, primarily due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows;
•higher other operating expenses primarily attributable to standby-by costs of $10.4 million at the Öksüt Mine expensed in the period instead of being capitalized to production inventory due to the focus on waste stripping activities in the period and limited mining, crushing and stacking of ore; and
•higher exploration and development costs of $17.9 million in the first quarter of 2023 compared to $8.2 million in the first quarter of 2022 primarily related to various drilling activities and technical studies undertaken at the Goldfield Project the Oakley Project and project advancement work at the Thompson Creek Mine.

The decrease in net earnings was partially offset by lower income tax expense primarily resulting from suspension of operations at the Öksüt Mine. The decrease in income tax expense was partially offset by a one-time income tax of approximately $5.0 million levied by the Turkish government on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022. In addition, the decrease in net earnings was partially offset by higher non-operating income primarily attributable to litigation and related costs incurred in connection with the seizure of the Kumtor Mine incurred in the first quarter of 2022 that did not occur in 2023 and higher interest income earned on the Company’s cash balance in the first quarter of 2023 from rising interest rates.

Adjusted net lossNG of $52.9 million was recognized in the first quarter of 2023, compared to adjusted net earningsNG of $56.4 million in the first quarter of 2022. The decrease in adjusted net earningsNG was primarily due to lower earnings from mine operations, higher reclamation expense at care and maintenance sites, higher non-operating expenses and higher exploration and development costs, partially offset by lower non-operating expenses as outlined above.

The adjusting items to net loss in the first quarter of 2023 were:

•$5.0 million of current income tax expense resulting from the introduction by the Turkish government of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022; and
•$15.6 million of reclamation provision revaluation expense at sites on care and maintenance at the Endako Mine, Kemess Project and the Thompson Creek Mine primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

The adjusting items to net earnings in the first quarter of 2022 were:

•$42.0 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows;

•$6.5 million legal and other costs directly related to the seizure of the Kumtor Mine; and
•$2.5 million of income tax adjustments resulting from foreign currency exchange rate impact on the deferred income taxes related to the Öksüt Mine.

Cash used in operating activities was $99.8 million in the first quarter of 2023, compared to cash provided by operating activities of $28.3 million in the first quarter of 2022. The decrease in cash provided by operating activities was primarily due to a $65.3 million increase in working capital requirements at the Molybdenum BU arising from higher molybdenum prices. Other contributing factors were no ounces of gold sold at the Öksüt Mine as well as lower average realized gold and copper prices, lower gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine as noted above. In addition, there was an unfavourable working capital change at the Öksüt Mine from the timing of vendor payments. The unfavourable working capital change at the Molybdenum BU is expected to partially reverse over the course of 2023 as sales are collected and concentrate purchases are finalized at lower anticipated molybdenum prices. The overall decrease in cash provided by operating activities was partially offset by a favourable working capital change at the Mount Milligan Mine due to the effect of the timing of concentrate shipments and lower income taxes paid primarily resulting from no gold ounces sold at the Öksüt Mine.

Free cash flow deficitNG of $105.9 million was recognized in the first quarter of 2023, compared to free cash flowNG of $9.1 million in the first quarter of 2022. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by lower sustaining capital expendituresNG.

2023 Outlook

The Company’s 2023 outlook was disclosed in the MD&A for the year ended December 31, 2022 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. At the Öksüt Mine, construction of the mercury abatement system is complete, and the Company is working with the applicable authorities in Türkiye to obtain final approval of the updated Environmental Impact Assessment (“EIA”).

The full year 2023 outlook for the Mount Milligan Mine, as previously disclosed on February 23, 2023, and comparative actual results for the three months ended March 31, 2023 are set out in the following table:

Mount Milligan Mine(1)	Units(2)	Three months ended March 31, 2023	2023 Guidance
Production
Unstreamed gold production	(Koz)	22	104 -111
Streamed gold production	(Koz)	12	56 - 59
Total gold production(3)	(Koz)	33	160 - 170

Unstreamed copper production	(Mlb)	11	49 - 57
Streamed copper production	(Mlb)	3	11 - 13
Copper production(3)	(Mlb)	13	60 - 70
Costs(4)
Gold production costs	($/oz)	1,124	900 - 950
All-in sustaining costs on a by-product basisNG	($/oz)	914	1,075 - 1,125
All-in costs on a by-product basisNG	($/oz)	924	1,125 - 1,175
All-in sustaining costs on a co-product basisNG	($/oz)	1,134	1,150 - 1,200
Copper production costs	($/lb)	2.66	1.90 - 2.15
All-in sustaining costs on a co-product basisNG	($/lb)	2.67	2.75 - 3.00
Capital Expenditures
Additions to PP&E	($M)	4.3	65 - 70
Total Capital ExpendituresNG	($M)	1.8	65 - 70
SustainingNG	($M)	1.8	65 - 70
Non-sustainingNG	($M)	—	—
Depreciation, depletion and amortization	($M)	17.3	65 - 80
British Columbia mineral tax	($M)	0.6	1 - 3
1.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,750 per ounce and a blended copper price of $3.85 per pound for the remaining three quarters ending December 31, 2023 ($1,600 per ounce and $3.55 per pound in the previous guidance), the Mount Milligan Mine’s average realized gold and copper price for the remaining three quarters of 2023 would be $1,250 per ounce and $2.99 per pound, respectively, compared to average realized prices of $1,446 per ounce and $3.42 per pound in the three months period ended March 31, 2023, when factoring in the Mount Milligan Streaming Arrangement and concentrate refining and treatment costs. The blended copper price of $3.85 per pound factors in copper hedges in place as of March 31, 2023 and a market price of $3.75 per pound for the unhedged portion for the remainder of 2023.
2.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
3.Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively. 2023 gold ounces and copper pounds sold are expected to be consistent with production.
4.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

The full year 2023 outlook for the Goldfield Project, Kemess Project, the Molybdenum BU and corporate administration, as previously disclosed, and comparative actual results for three months ended March 31, 2023 are set out in the following table:

Other Costs	Units	Three months ended March 31, 2023	2023 Guidance
Goldfield Project - Project Development Costs	($M)	4.0	15 - 20
Goldfield Project - Exploration Costs	($M)	7.7	10
Other Exploration Projects(1)	($M)	6.2	12 - 18
Total Exploration and Project Development(2)	($M)	17.9	50 - 65
Kemess Project Care & Maintenance Costs	($M)	3.1	15 - 17
Molybdenum BU Free Cash Flow DeficitNG(3)	($M)	76.6	45 - 80
Corporate Administration Costs(4)	($M)	14.8	40 - 45
1. 2023 costs include $2.6 million costs related to project advancement work at the Thompson Creek Mine.
2.The exploration and project development costs include both expensed exploration and project development costs as well as capitalized exploration costs and exclude business development expenses. Approximately $2.7 million and $0.5 million ($3.0 million and $1.0 million in the previous guidance) of these capitalized exploration costs are also included in the full year 2023 sustaining capital expendituresNG estimates for Mount Milligan Mine and Öksüt Mine, respectively. No exploration costs were capitalized in the three months period ended March 31, 2023.
3.Includes an additional cash outflow to cover increased working capital requirements at the Langeloth Roasting Facility, which is expected to partially reverse as a large portion of cash tied up in working capital becomes released during the remaining nine months of 2023 if molybdenum prices remain at their current levels.
4. 2023 actual costs include severance costs of $1.2 million and share-based compensation costs of $3.1 million.

Mount Milligan Mine Production Profile

Mount Milligan Mine’s production the first quarter of 2023 was impacted by mine sequencing and lower gold grades than planned when mining was occurring in an ore-waste transition zone, with this lower grade ore also impacting plant recoveries. The Company remains on track to access the higher grade copper and gold from Phase 7 and Phase 9 in the second half of the year, but given the lower than planned production during the first quarter, the Company expects 2023 gold production to be near the low end of guidance. Copper production is tracking towards the mid-point of guidance for the year. Mount Milligan Mine’s 2023 gold production and copper production is expected to be back-end weighted, driving a higher proportion of concentrate sales into the fourth quarter of 2023. The Company expects approximately 30% to 35% of concentrate sales to occur in the fourth quarter of 2023.

Mount Milligan Mine Cost Profile

Mount Milligan Mine gold production costs are expected to be in the range of $900 to $950 per ounce sold in 2023, which is unchanged from the previous guidance. Mount Milligan Mine gold production costs in the three months ended March 31, 2023 were $1,124 per ounce sold, higher than the guidance range, primarily due to planned mill shutdown costs, lower amounts capitalized to the TSF and the mine’s production profile. The Company expects increased gold production levels later in 2023 and higher allocation of costs to the TSF of approximately $14 to $16 million, which are expected to result in lower average costs per ounce.

Copper production costs at the Mount Milligan Mine are unchanged from the previous guidance and expected to be in the range of $1.90 to $2.15 per pound sold for the 2023 year compared to $2.66 per copper pound sold in the three months ended March 31, 2023. Similar to the gold production profile, copper production is expected to increase later in 2023, driving full year copper production costs per pound lower than the amounts realized in the three months ended March 31, 2023.

The Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG in 2023 are expected to be in the range of $1,075 to $1,125 per ounce sold. Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG were $914 per ounce sold for the three months ended March 31, 2023. All-in sustaining costs on a by-product basisNG for the remaining nine months ending December 31, 2023 are expected to be higher compared to the three months ended March 31, 2023 due to lower copper by-product credits estimated for the remaining nine months of 2023 from lower expected average realized copper price of $2.99 per pound after reflecting the concentrate refining and treatment costs, Mount Milligan

Streaming Arrangement, and existing hedges in place as of March 31, 2023 and increased capital expenditures through the remainder of 2023 due to timing of projects.

Mount Milligan Mine Capital Expenditures

Additions to PP&E, an IFRS accounting figure includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The Mount Milligan Mine’s planned additions to PP&E in 2023 are unchanged from the previous guidance and expected to be in the range of $65 to $70 million compared to $4.3 million in the three months ended March 31, 2023. Planned total capital expendituresNG in 2023 are unchanged from the previous guidance and expected to be in the range of $65 to $70 million, compared to capital expendituresNG of $1.8 million in the three months ended March 31, 2023. Most of the capital expenditures are expected to be incurred during the remainder of 2023, due to the timing of major projects and TSF additions.

Mount Milligan Mine Depreciation, Depletion and Amortization (DD&A)

Mount Milligan Mine’s planned DD&A included in costs of sales for 2023 is unchanged from the previous guidance and expected to be in the range of $65 to $80 million, compared to $17.3 million for the three months ended March 31, 2023.

Mount Milligan Mine Current Taxes

The Mount Milligan Mine is subject to the British Columbia mineral tax, which is unchanged from the previous guidance and estimated to be between $1 and $3 million in 2023 compared to $0.6 million for the three months ended March 31, 2023.

Öksüt Mine

Due to the continued suspension of gold production activities at the Öksüt Mine, the Company did not issue 2023 guidance. It is estimated that the Öksüt Mine will incur average cash expenditures of approximately $7 to $10 million per month to maintain partial mining operations while its doré bar production remains suspended. Cash expenditures incurred during the three months ended March 31, 2023 were $23.8 million, in line with this expectation. The Company recorded $9.5 million in cash standby costs due to limited mining, crushing and stacking of ore activities in the period. Other cash expenditures during the period included $3.1 million for capital expendituresNG, $2.6 million in cash costs allocated to product inventory related to stockpiled and stacked ore, with the remainder related to advance payments to vendors and other working capital changes. As of March 31, 2023, the carrying value of stored gold-in-carbon inventory was $46.9 million.

Molybdenum Business Unit

The Company’s costs at the Molybdenum BU’s care and maintenance sites in the three months ended March 31, 2023 were $7.3 million. The Company’s full year 2023 expenditures for the Molybdenum BU’s care and maintenance sites are estimated to be between $30 and $35 million, which is unchanged from the previous guidance.

The Company’s actual expenditures at the Endako Mine in the three-month period ended March 31, 2023 were $1.1 million with no costs for reclamation expenditures. The full year 2023 expenditures at the Endako Mine are expected to be between $12 to $15 million including approximately $6 to $8 million of care and maintenance costs and $6 to $7 million of reclamation expenditures primarily relating to work on the closure spillway for Tailings Pond 2.

The Company’s expenditures at the Thompson Creek Mine for the three months ended March 31, 2023 were $6.2 million, including $3.6 million for care and maintenance and $2.6 million costs related to project advancement work. The full year 2023 expenditures at the Thompson Creek Mine are expected to be approximately $18 to $20 million, including $9 to $10 million of care and maintenance costs and $9 to 10 million of costs associated with project advancement including early site works, project de-risking activities such as geotechnical drilling, and additional engineering costs as the Company continues to assess a potential restart of the mine. The molybdenum price has fluctuated significantly in recent months from around $15 per pound in August 2022 to $38 per pound in early February 2023 and reducing to approximately $24.50 per pound by March 31, 2023. The Company continues to progress its pre-feasibility study on a restart of the Thompson Creek Mine.

During the three months ended March 31, 2023, the significant increase in the molybdenum prices in excess of $35 per pound resulted in additional cash outflow to cover increased working capital requirements to purchase molybdenum concentrate at the Langeloth Roasting Facility. The additional investment in working capital during the first quarter of 2023 at the Langeloth Roasting Facility amounted to $67 million. With the recent decline of molybdenum prices and the large portion of molybdenum concentrate purchased in the first quarter of 2023 still subject to final pricing as of March 31, 2023 over the next few months, it is expected that the sale prices of most molybdenum products will closely approximate final purchase prices of the molybdenum concentrate and result in a large portion of the investment in working capital being released during the remaining nine months of 2023.

The free cash flow deficitNG at the Molybdenum BU for the three-month ended March 31, 2023 was $76.6 million. The full year 2023 free cash flow deficitNG at the Molybdenum BU is expected to be in the range of $45 to $80 million, which is unchanged from the previous guidance, inclusive of care and maintenance expenses, reclamation expenditures, Thompson Creek project advancement activities, and required investments in Langeloth working capital, which are highly dependent on market molybdenum prices.

Exploration Expenditures (excluding Project Development costs)

In the three months ended March 31, 2023 total exploration expenditures were $11.3 million including $7.7 million towards the Goldfield Project. Total exploration expenditure estimates for the full year of 2023 are unchanged from the previous guidance and expected to be $35 to $45 million, including $10 million towards the Goldfield Project, and $25 to $35 million for all other exploration projects. A large portion of the planned Goldfield drilling took place during the first quarter of 2023.

Goldfield Project

The Goldfield Project cost estimates include both exploration and project development costs and are unchanged from the previous guidance and expected to be in the range of $25 to $30 million for 2023 including $15 to $20 million for project development costs and $10 million for exploration costs as outlined above. In the three months ended March 31, 2023 project development costs and exploration costs related to the Goldfield Project, all of which were expensed, amounted to $11.7 million, including $4.0 million for project development costs and $7.7 million for exploration costs. With a large proportion of the meters planned for 2023 drilled in the first quarter, ongoing exploration activities in the second quarter will focus on supporting the completion of an initial resource estimate by mid-year 2023 followed by an updated resource estimate accompanied by feasibility study.

Kemess Project

The Kemess Project will continue to be on a care and maintenance in 2023, with care and maintenance costs expected to be in the range from $15 to $17 million, which is unchanged from the previous guidance. Care and maintenance costs incurred in three months ended March 31, 2023 were $3.1 million. The guidance for the year includes engineering design and construction costs associated with the decommissioning of the Kemess South TSF sedimentation pond and associated works.

Corporate Administration

Corporate and administration expenses in the three months ended March 31, 2023 were $14.8 million, including $1.1 million for severance related costs and stock-based compensation expense of $3.1 million. The higher stock-based compensation in the first quarter of 2023 reflects an increase in the Company’s share price during the quarter. The higher costs incurred in the first quarter of 2023 are expected to be partially offset by lower payroll related costs associated with streamlining of the Company’s corporate structure, and lower costs related to the implementation of a new enterprise resource planning (“ERP”) system in the remaining nine months of 2023. The planned full year 2023 corporate and administration expenses are unchanged from the previous guidance and expected to be in the range of $40 to $45 million (including $6 to $8 million of stock-based compensation expenses).

2023 Material Assumptions

Other material assumptions or factors not mentioned above but used to forecast production and costs for the remaining nine months ending December 31, 2023, after giving effect to the hedges in place as at March 31, 2023, include the following:
•a market gold price of $1,750 per ounce ($1,600 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,250 per ounce ($1,192 per ounce in the previous guidance) after reflecting the Mount Milligan Streaming Arrangement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•a market price of $3.75 per pound ($3.25 per pound in the previous guidance) for the unhedged portion of copper production, representing a blended copper price of $3.85 per pound ($3.55 in the previous guidance) that gives effect to the hedges in place as at March 31, 2023 resulting in an average realized copper price at the Mount Milligan Mine of $2.99 per pound after reflecting the Mount Milligan Streaming Arrangement (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•exchange rates are unchanged from the previous guidance and set as follows: $1USD:$1.30 CAD, $1USD:18.0 Turkish lira.
•diesel fuel price assumption of $0.96/litre or CAD$1.25/litre ($1.00/litre or CAD$1.30/litre in the previous guidance) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Arrangement. To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2023 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital expenditure forecasts for the rest of 2023 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially, and which are discussed under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF.

2023 Sensitivities

Mount Milligan Mines’ costs and cash flows for the rest of 2023 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on Mount Milligan Mine’s costs and cash flows as follows:

		Impact on ($ millions)			Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	$50/oz	0.1 - 0.2	—	3.5 - 4.0	0.1 - 0.2
Copper price(1)(2)	-10%	0.2 - 0.3	—	4.5 - 7.5	40.0 - 60.0
	+10%	0.7 - 0.9	—	18.5 - 21.5	155.0 - 165.0
Diesel fuel(1)	10%	0.8 - 1.1	0.1 - 0.2	0.9 - 1.3	6.0 - 7.5
Canadian dollar(1)(3)	10 cents	4.0 - 5.1	0.6 - 0.7	4.6 - 5.8	40.0 - 45.0
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of March 31, 2023 of approximately 43%, 60% and 78%, respectively.

(2)Excludes the effect of 24,952 ounces of gold with an average provisional price of $1,976 per ounce and 17.7 million pounds of copper with an average provisional price of $4.10 per pound outstanding under contracts awaiting final settlement in future months as of March 31, 2023.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.
Recent Events and Developments

Update on Öksüt Mine Operations

In March 2022, Centerra announced it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room at the adsorption, desorption and recovery (“ADR”) plant. From the date of suspension of gold room operations through to the end of 2022, the Company built up gold-in-carbon inventory of approximately 100,000 recoverable ounces and 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad. For the gold-in-carbon inventory, substantially all of the production costs have already been incurred. Once operations resume, the ADR plant is expected to have sufficient production capacity to process up to approximately 35,000 ounces of gold per month.

The Company has completed construction of a mercury abatement system to allow processing of mercury-bearing ores. In February and March 2023, the ADR facility underwent inspection and testing by the Turkish Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”) and the Ministry of Labour and Social Security. The Company continues to work with relevant authorities to obtain the required approvals to restart gold room operations at the ADR plant.

Permitting

Following the inspection by and several discussions with the Ministry of Environment in 2022, the Company determined that an updated EIA should be prepared and submitted to clarify various production and other capacity limits for the Öksüt Mine and to align the EIA production levels with current operating plans. The updated EIA was submitted in January 2023. The Company completed its technical review meeting with local authorities at the end of March and posted its EIA for public comment in late April, with no material comments received. With all review steps now completed, the EIA has been submitted for final ministry approval. The Company continues to work with Turkish officials and other stakeholders on the approval of its EIA and other permits that may be required to allow for a timely full restart of all operations.

The Öksüt Mine suspended leaching of ore on the heap leach pad and ceased using activated carbon on site effective late August 2022 though mining, crushing and stacking activities continued in line with existing EIA limits for the remainder of 2022. After building substantial inventories of gold-in-carbon, ore stacked on the heap leach pad and ore stockpiles, crushing and stacking activities were paused in the first quarter of 2023 until the new EIA is received. The Öksüt Mine is currently focusing mining activities on the Phase 5 pit wall pushback to expand the Keltepe pit.

In January 2023, the Öksüt Mine received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits, as planned.

As noted above, Centerra is involved in several permitting processes with Turkish regulatory authorities and notes that a general election in Türkiye on May 14, 2023 could result in administrative delays to such processes. The Company will continue to diligently pursue approvals of an amended EIA and all required permits for the Öksüt Mine.

Executive Management Changes

In March 2023, the Company announced the appointment of Paul Tomory as its new President and Chief Executive Officer, effective May 1, 2023. Upon Mr. Tomory assuming his role, Mr. Wright ceased to be the Interim President and CEO and resumed his responsibilities as an independent member of the Board of Directors.

Exploration Update

Exploration expenditures in the first quarter of 2023 were $11.3 million. The activities were primarily focused on drilling programs at the Goldfield Project in Nevada and greenfield projects in the USA and Türkiye.

Goldfield Project

At the Goldfield Project, the planned 2023 drilling programs, including approximately 40,000 metres of Reverse Circulation (“RC”) and diamond drilling, commenced early in the first quarter of 2023, principally targeting gold mineralization below and adjacent to the known resources at the Gemfield deposit and the Goldfield Main deposit. RC and diamond drilling completed in the first quarter of 2023 included exploration, infill, and geotechnical (oriented core) holes, totalling 28,459 metres of drilling in 125 drill holes.

At the Gemfield deposit, drill assay results identified extensions of gold mineralization to the east, west, and south of the known resource. To the west and south of the deposit, the mineralization is relatively deep and forms broad zones of low to moderate grade sulphide gold mineralization associated with quartz/alunite alteration. Gold mineralization to the east and northeast of the deposit is predominately shallower and oxidized and is associated with alunite and quartz/alunite alteration.

At the Goldfield Main deposit, drill assay results were consistent with nearby historic drill intercepts, confirming and slightly expanding the known mineralization along the splay structures present within the deposit.

Oakley Project

The Oakley Project is an earn-in joint venture with Excellon Resources Inc. and is located 21 kilometers south of Oakley, Idaho. During the first quarter of 2023, Centerra completed its Phase-1 earn-in of a 51% interest in the property and provided notice of its intention to commence the Phase-2 earn-in to acquire an additional 19% interest in the property by spending $3.0 million on exploration and making an option payment of $0.3 million over the subsequent three years.

The 2022-2023 exploration drilling program at the property commenced in the middle of the third quarter of 2022 and was completed in the middle of the first quarter of 2023. In total, 12 diamond drill holes were completed for 2,721 metres at the Cold Creek and Blue Hill Creek prospects.

At the Blue Hill Creek prospect, wide intervals of gold mineralization were intercepted within silicified Tertiary conglomerate to the west of the previously known surficial gold mineralization. These intercepts have expanded the zone of known gold mineralization over 100 metres to the west of previous drill intercepts and have shown that the host conglomerate unit is significantly thicker than previously thought, which significantly enhances the potential of the area to host mineralization.

Liquidity and Capital Resources

The Company’s total liquidity position as March 31, 2023 was $810.2 million, representing a cash balance of $412.1 million and $398.1 million available under a corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at March 31, 2023.

First Quarter 2023 compared to First Quarter 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $8.1 million was recognized in the first quarter of 2023 compared to cash used in investing activities from operations of $194.0 million in the first quarter of 2022. The decrease is primarily related to the acquisition of the Goldfield Project of $176.7 million in the first quarter of 2022 and lower PP&E additions at the Mount Milligan Mine in first quarter of 2023 compared to 2022, partially offset by an increase in restricted cash balances.

Cash used in financing activities during the first quarter of 2023 was $12.0 million compared to $13.1 million in the first quarter of 2022. The decrease was primarily due to lower dividends paid of $11.2 million as compared to $12.3 million in the first quarter of 2022 as a result of reduced share count.
Financial Performance
First Quarter 2023 compared to First Quarter 2022
Revenue of $226.5 million was recognized in the first quarter of 2023 compared to $295.2 million in the first quarter of 2022. The decrease in revenue was primarily due to no ounces of gold sold at the Öksüt Mine, as well as both lower gold ounces and copper pounds sold and lower average realized gold and copper prices at the Mount Milligan Mine. The overall decrease in revenue was partially offset by higher average realized molybdenum prices and an increase in the pounds of molybdenum sold at the Molybdenum BU.

Gold production was 33,215 ounces in the first quarter of 2023 compared to 93,784 ounces in the first quarter of 2022. Gold production in the first quarter of 2023 included 33,215 ounces of gold from the Mount Milligan Mine compared to 39,093 ounces in the first quarter of 2022, primarily due to lower mill throughput and slightly lower recoveries. Production for 2023 at the Mount Milligan Mine is expected to be back-end weighted. There were no gold ounces produced at the Öksüt Mine in the first quarter of 2023 compared to 54,691 ounces in the first quarter of 2022, due to the continued suspension of gold room operations at the ADR plant.

Copper production at the Mount Milligan Mine was 13.4 million pounds in the first quarter of 2023 compared to 20.6 million pounds in the first quarter of 2022. The decrease was primarily due to lower mill throughput, lower copper head grades and lower recoveries.

The Langeloth Facility roasted 3.9 million pounds and sold 3.3 million pounds of molybdenum in the first quarter of 2023, compared to 1.1 million pounds and 2.9 million pounds, respectively in the first quarter of 2022. This increase in the molybdenum roasted and sold was primarily due to an unplanned acid plant shut down in the first quarter of 2022.

Cost of sales of $222.8 million was recognized in the first quarter of 2023 compared to $181.7 million in the first quarter of 2022. The increase was primarily attributable to higher production costs at the Mount Milligan Mine and higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to purchase third-party molybdenum concentrate to be processed and an increase in pounds of molybdenum roasted and sold. Partially offsetting the overall increase in cost of sales was lower DDA primarily attributable to lower tonnes processed and an increase in proven and probable reserves at the Mount Milligan Mine, as well as no cost of sales at the Öksüt Mine due to continued suspension of operations.

Gold production costs were $1,124 per ounce in the first quarter of 2023 compared to $497 per ounce in the first quarter of 2022. The increase was primarily due to lower gold ounces sold at the Mount Milligan Mine, no gold ounces sold at the Öksüt Mine and higher production costs at the Mount Milligan Mine due to higher overall production costs and a higher allocation of costs to gold production costs due to the relative changes in the market prices of gold and copper. Higher production costs at the Mount Milligan Mine were impacted by mine sequencing and other timing factors during the quarter, in addition to the effects of inflation on labour and consumable costs when compared to the first quarter of 2022. A planned mill shutdown to replace liners was executed during the first quarter of 2023, with total costs of approximately $5.5 million. Additionally, there were minimal tonnes placed as part of the TSF step-out activities during the first quarter of 2023, resulting in approximately $0.5 million in mining costs being capitalized to the TSF. Higher capitalization to the TSF is expected in future periods. Mining costs were also impacted by higher spending on equipment spare parts from additional maintenance on mobile equipment, higher consumption of diesel and explosives in the period due to areas mined and higher diesel prices. No gold production costs were reported at the Öksüt Mine in the first quarter of 2023 as there were no gold ounces sold.

All-in sustaining costs on a by-product basisNG were $1,383 per ounce in the first quarter of 2023 compared to $395 per ounce in the first quarter of 2022. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher operating costs from higher production costs per ounce at the Mount Milligan Mine as noted above and a decrease in by-product credits as a result of lower copper pounds sold and lower average realized copper prices. The overall increase in all-in sustaining costs on a by-product basisNG was partially offset by a decrease in sustaining capital expendituresNG.

All-in costs on a by-product basisNG were $2,107 per ounce in the first quarter of 2023 compared to $516 per ounce in the first quarter of 2022. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, higher standby costs at the Öksüt Mine expensed in the period due to the focus on waste stripping activities and limited mining, crushing and stacking of ore in the period and higher exploration and project development costs.

Expensed exploration and evaluation expenditures of $17.9 million were recognized in the first quarter of 2023 compared to $8.2 million in the first quarter of 2022. The increase was primarily due to drilling activities and technical studies undertaken as part of project development activities at the Goldfield Project. The total expenditures of $17.9 million recognized in the first quarter of 2023 comprised of $4.0 million of project development costs at the Goldfield Project ($nil in the first quarter of 2022), $7.7 million of drilling and related costs at the Goldfield Project ($nil in the first quarter of 2022) and $2.6 million of drilling and related costs at the Thompson Creek Mine ($nil in the first quarter of 2022) which comprised geotechnical drilling and additional engineering costs to assess a potential restart of the mine.

Reclamation expense was $15.6 million in the first quarter of 2023 compared to reclamation recovery of $42.0 million in the first quarter of 2022. The reclamation expense of $15.6 million at sites on care and maintenance was primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project.

Other operating expenses were $12.9 million in the first quarter of 2023 compared to $3.5 million in the first of 2022. The increase in other operating expenses was primarily due to the standby costs of $10.4 million at the Öksüt Mine expensed in the period due to the focus on waste stripping activities and limited mining, crushing and stacking of ore in the period.

Other non-operating income of $3.2 million was recognized in the first quarter of 2023 compared to other non-operating expenses of $5.3 million in the first quarter of 2022. The increase is primarily attributable to litigation and related costs incurred in connection with the seizure of the Kumtor Mine incurred in the first quarter of 2022 that did not occur in 2023 and higher interest income earned on the Company’s cash balance in the first quarter of 2023 from rising interest rates.

The Company recognized an income tax expense of $8.0 million in the first quarter of 2023, comprising current income tax expense of $6.6 million and a deferred income tax expense of $1.4 million, compared to an income tax expense of $29.2 million in the first quarter of 2022, comprising current income tax expense of $37.5 million and deferred income tax recovery of $8.3 million. The decrease in income tax expense primarily resulted from suspension of operations at the Öksüt Mine. The decrease in income tax expense was partially offset by a one-time income tax levied by the Turkish government on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at March 31, 2023 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at March 31, 2023
Instrument	Unit	Type	Q2 - Q4 2023	2024	2025	Q2 - Q4 2023	2024	2025	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.26/$1.33	$1.28/$1.36	$1.32/$1.37	$243.0 M (52%)	$183.0 M	$90.0 M	$516.0 M	(6,765)
USD/CAD forward contracts	CAD	Fixed	1.29	1.32	1.35	$125.0 M (26%)	$145.0 M	$72.0 M	$342.0 M	(5,480)
Total						$368.0 M (78%)	$328.0 M	$162.0 M	$858.0 M	(12,245)

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$97/$108	$98/$110	N/A	20,500 (16%)	10,500	N/A	31,000	115
ULSD swap contracts	Barrels	Fixed	$95	$98	$106	56,100 (44%)	42,900	16,800	115,800	663
Total						76,600 (60%)	53,400	16,800	146,800	778

Copper Hedges(2):
Copper zero-cost collars	Pounds	Fixed	$4.00/$4.92	$4.00/$5.06	N/A	14.9 M (43%)	9.9 M	N/A	24.8 M	4,368

Gold/Copper Hedges (Royal Gold deliverables):(3)
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	17,720	N/A	N/A	17,720	1,723
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	0.8M	N/A	N/A	0.8 M	58
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and copper pounds sold as outlined in the “Outlook” section and is subject to change.
(2)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Arrangement.
(3)Royal Gold hedging program with a market price determined on closing of the contract.

The realized (loss) gain recorded in the condensed consolidated statements of (loss) earnings was as follows:

	Three months ended March 31,
($ millions)	2023	2022	% Change
Foreign exchange hedges	(3,438)	2,069	(266)%
Fuel hedges	840	1,883	(55)%
The Company’s zero-cost copper collars are settled based on monthly average copper prices, protecting a price floor with participation to the upside of the call strike price. See more details on the Company’s policy and accounting treatment in in note 14 of the condensed consolidated interim financial statements for the three months ended March 31, 2023.

As at March 31, 2023, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	March 31, 2023	December 31, 2022
Total Assets	2,219.8	2,335.9
Total Liabilities	495.8	525.6
Current Liabilities	223.3	274.8
Non-current Liabilities	272.5	250.8
Total Equity	1,724.0	1,810.3
Cash as at March 31, 2023 was $412.1 million compared to $531.9 million as at December 31, 2022. The decrease was primarily due to a free cash flow deficitNG of $105.9 million, driven mainly by increases in working capital, and dividends paid of $11.2 million during the quarter ended March 31, 2023.

Amounts receivable as at March 31, 2023 were $139.7 million compared to $92.2 million at December 31, 2022. The increase was primarily due to an increase in molybdenum sales and timing of cash collection on these sales. The increase was partially offset by the decrease in amounts receivable from gold and copper concentrate sales at the Mount Milligan Mine.

Total inventories as at March 31, 2023 were $297.1 million compared to $316.8 million at December 31, 2022. The decrease was primarily due to the decrease in molybdenum inventory at the Molybdenum Business Unit primarily due to a decline in molybdenum prices at the end of the period, resulting in a mark-to-market adjustment of $21.9 million.

The carrying value of PP&E as at March 31, 2023 was $1.26 billion compared to $1.27 billion at December 31, 2022. The decrease in carrying value of PP&E was primarily due to the depreciation and depletion of PP&E of $21.9 million in the normal course of the operations during the period. The decrease is partially offset by the additions of $8.0 million related to ongoing capital projects at the existing mines and projects.

Accounts payable and accrued liabilities as at March 31, 2023 were $163.7 million compared to $199.4 million at December 31, 2022. The decrease was primarily due to lower trade payables and accrued expenses due to effect of timing of vendor payments and a decrease in mark-to-market payables relating to the purchase of molybdenum from molybdenum prices declining at the end of the period. The decrease was partially offset by the higher provision for share-based compensation primarily due to the effect of an increase in the Company’s share price and new grants during the first quarter of 2023.

The other current liabilities as at March 31, 2023 were $54.9 million compared to $73.5 million at December 31, 2022. The decrease was primarily due to deferred revenue recognized at Mount Milligan Mine related to an advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2022. There was no deferred revenue recorded at March 31, 2023. In addition, there was a decrease in the fair value of derivative liabilities and a decrease in the current portion of the provision for reclamation for the Endako Mine and Kemess Project from the timing of reclamation activities.

The long-term portion of the provision for reclamation as at March 31, 2023 was $251.8 million compared to $227.9 million at December 31, 2022. The increase was primarily due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows.
Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.
Mount Milligan Mine Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2023	2022	% Change
Financial Highlights:
Gold revenue	56.4	58.5	(4)%
Copper revenue	52.4	73.3	(29)%
Other by-product revenue	2.1	2.3	(9)%
Total revenue	110.9	134.1	(17)%
Production costs	84.6	58.6	44%
Depreciation, depletion, and amortization ("DDA")	17.3	23.5	(26)%
Earnings from mine operations	9.0	52.0	(83)%
Earnings from operations(1)	6.9	45.6	(85)%
Cash provided by mine operations	27.6	20.8	33%
Free cash flow from mine operations(2)	24.6	6.4	284%
Additions to property, plant and equipment	4.3	9.7	(56)%
Capital expenditures - total(2)	1.8	13.4	(87)%
Sustaining capital expenditures(2)	1.8	12.5	(86)%
Non-sustaining capital expenditures(2)	—	0.9	(100)%
Operating Highlights:
Tonnes mined (000s)	11,321	10,651	6%
Tonnes ore mined (000s)	3,869	4,992	(22)%
Tonnes processed (000s)	4,705	5,251	(10)%
Process plant head grade gold (g/t)	0.34	0.35	(3)%
Process plant head grade copper (%)	0.17%	0.23%	(26)%
Gold recovery (%)	65.5%	67.9%	(4)%
Copper recovery (%)	78.8%	81.9%	(4)%
Concentrate produced (dmt)	30,524	44,932	(32)%
Gold produced (oz) (3)	33,215	39,093	(15)%
Gold sold (oz)(3)	38,990	40,204	(3)%
Average realized gold price - combined ($/oz)(3)(4)	1,446	1,456	(1)%
Copper produced (000s lbs)(3)	13,355	20,558	(35)%
Copper sold (000s lbs)(3)	15,332	19,449	(21)%
Average realized copper price - combined ($/lb)(3)(4)	3.42	3.77	(9)%
Unit Costs:
Gold production costs ($/oz)	1,124	647	74%
All-in sustaining costs on a by-product basis ($/oz)(2)	914	15	5993%
All-in costs on a by-product basis ($/oz)(2)(5)	924	121	664%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	1,134	819	38%
Copper production costs ($/lb)	2.66	1.68	58%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.67	2.11	27%
(1)Includes exploration and evaluation costs and marketing and selling costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

First Quarter 2023 compared to First Quarter 2022

Earnings from mine operations of $9.0 million were recognized in the first quarter of 2023 compared to $52.0 million in the first quarter of 2022. The decrease was primarily due to lower gold ounces and copper pounds sold, lower average realized gold and copper prices, and higher operating costs, partially offset by lower DD&A due to the increase in proven and probable reserves in 2022 and lower tonnes processed.
Cash provided by mine operations of $27.6 million was recognized in the first quarter of 2023 compared to $20.8 million in the first quarter of 2022. The increase was primarily due to favourable working capital change, partially offset by lower average realized gold and copper prices, lower gold ounces and copper pounds sold and higher production costs. The favourable working capital change in the first quarter of 2023 compared to the first quarter of 2022 was primarily related to the timing of cash collection on concentrate shipments.

Free cash flowNG from mine operations of $24.6 million was recognized in the first quarter of 2023 compared to $6.4 million in the first quarter of 2022 primarily due to an increase in cash provided by mine operations and lower sustaining capital expendituresNG.

During the first quarter of 2023, mining activities were carried out in phases 4, 6, 7, and 9 of the open pit, with phase 6 being mainly composed of top soil stripping. Total tonnes mined were 11.3 million tonnes in the first quarter of 2023 compared to 10.7 million tonnes in the first quarter of 2022 due to productivity gains from improved cycle times from shorter haul distances.

Total process plant throughput for the first quarter of 2023 was 4.7 million tonnes, averaging 52,278 tonnes per calendar day compared to 5.3 million tonnes, averaging 58,346 tonnes per calendar day in the first quarter of 2022. The decrease in throughput in the first quarter of 2023 was primarily due to lower SAG mill runtime due to a liner replacement shutdown while no shutdown occurred in the first quarter of 2022.

Gold production was 33,215 ounces in the first quarter of 2023 compared to 39,093 ounces in the first quarter of 2022. The lower gold production is attributed to lower mill throughput and lower recoveries. During the first quarter of 2023, the average gold head grade and recovery were 0.34 g/t and 65.5% compared to 0.35 g/t and 67.9% in the first quarter of 2022. Total copper production was 13.4 million pounds in the first quarter of 2023 compared to 20.6 million pounds in the first quarter of 2022. The decrease in copper production is attributed to lower mill throughput, lower copper head grades and lower recoveries. During the first quarter of 2023, the average copper grade and recovery were 0.17% and 78.8% compared to 0.23% and 81.9% in the first quarter of 2022. The copper and gold grades in this part of the orebody are lower than the average reserves and grades encountered in certain transition zone areas of the ore body were lower than planned which impacted copper and gold recoveries. In addition, in the first quarter of 2023 a higher proportion of high grade gold low grade copper ore was fed to the mill than in past quarters which resulted in an elevated pyrite-chalcopyrite ratio and required a higher degree of selectivity in the flotation circuit to produce the target grade of copper concentrate.

Gold production costs were $1,124 per ounce in the first quarter of 2023 compared to $647 per ounce in the first quarter of 2022. The increase was primarily due to higher overall production costs and a higher allocation of costs to gold production costs due to the relative changes in the market prices of gold and copper and a slight decrease in gold ounces sold. Higher production costs at the Mount Milligan Mine were impacted by mine sequencing and other timing factors during the quarter, in addition to general inflation on labour and consumable costs when compared to the first quarter of 2022. A planned mill shutdown to replace liners was executed during the first quarter of 2023 at the total cost of approximately $5.5 million, while no shutdown occurred in the first quarter of 2022. Additionally, due to mine sequencing there were minimal tonnes placed as part of the TSF step-out activities during the first quarter of 2023, resulting in approximately $4.5 million less mining costs being capitalized to the TSF between the periods. This impact is expected to reverse in future periods as more mining costs are capitalized to the TSF. Mining costs were also impacted by higher spending on equipment spare parts from additional maintenance on mobile equipment, higher consumption of diesel and explosives in the period due to areas mined and higher diesel prices.
Copper production costs were $2.66 per pound in the first quarter of 2023 compared to $1.68 per pound in the first quarter of 2022. The increase was primarily due to overall higher production costs and a decrease in copper pounds sold, partially offset by a lower allocation of costs to copper production costs due to the relative changes in the market prices of gold and copper.
Mount Milligan Q1 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $914 per ounce in the first quarter of 2023 compared to $15 per ounce in the first quarter of 2022. The increase was primarily due to higher operating costs due to higher mining and milling costs as noted above, lower copper credit as a result of lower copper pounds sold and lower average realized copper prices as well as slightly lower gold ounces sold, partially offset by lower sustaining capital expendituresNG.

All-in costs on a by-product basisNG were $924 per ounce in the first quarter of 2023 compared to $121 per ounce in the first quarter of 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by a decrease in non-sustaining capital expenditures and exploration costs due to less drilling activity.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
As outlined in the Recent Events and Developments section in this MD&A above, the Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room at the ADR plant and subsequently suspended normal leaching operations in August 2022. As a result, some of the results for the three months ended March 31, 2023 are not directly comparable to the corresponding prior period.
Öksüt Mine Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2023	2022	% Change
Financial Highlights:
Revenue	—	101.6	(100)%
Production costs	—	21.1	(100)%
Depreciation, depletion, and amortization ("DDA")	—	12.6	(100)%
Earnings from mine operations	—	67.9	(100)%
(Loss) earnings from operations(1)	(10.8)	67.4	(116)%
Cash (used in) provided by mine operations	(20.8)	63.6	(133)%
Free cash (deficit) flow from mine operations(2)	(23.8)	61.4	(139)%
Additions to property, plant and equipment	3.7	(0.5)	840%
Capital expenditures - total(2)	3.1	2.1	48%
Sustaining capital expenditures(2)	3.1	2.1	48%
Non-sustaining capital expenditures(2)	—	—	0%
Operating Highlights:
Tonnes mined (000s)	823	2,800	(71)%
Tonnes ore mined (000s)	113	1,566	(93)%
Ore mined - grade (g/t)	1.69	1.63	4%
Ore crushed (000s)	78	911	(91)%
Tonnes of ore stacked (000s)	77	963	(92)%
Heap leach grade (g/t)	2.66	1.59	67%
Heap leach contained ounces stacked	6,582	49,111	(87)%
Gold produced (oz)	—	54,691	(100)%
Gold sold (oz)	—	54,704	(100)%
Average realized gold price ($/oz)(3)	n/a	1,857	0%
Unit Costs:
Gold production costs ($/oz)	n/a	386	0%
All-in sustaining costs on a by-product basis ($/oz)(2)	n/a	451	0%
All-in costs on a by-product basis ($/oz)(2)	n/a	459	0%
(1)Includes exploration and evaluation costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

First Quarter 2023 compared to First Quarter 2022

No earnings from mine operations were reported in the first quarter of 2023 as a result of no ounces of gold sold due to the suspension of gold room operations at the ADR plant. Earnings from mine operations were $67.9 million in the first quarter of 2022.

Cash used in mine operations of $20.8 million was recognized in the first quarter of 2023, compared to cash provided by mine operations of $63.6 million in the first quarter of 2022. The decrease was primarily due to no ounces of gold sold, standby costs and an unfavorable working capital change due to timing of vendor payments. Cash standby costs of $9.5 million were expensed in the period due to the focus on waste stripping activities and limited mining, crushing and stacking of ore in the period. Partially offsetting the decrease in cash provided by mine operations were lower income taxes paid.

Free cash flow deficit from mine operationsNG of $23.8 million was recognized in the first quarter of 2023, compared to the free cash flow from mine operationsNG of $61.4 million in the first quarter of 2022. The decrease was primarily due to a decrease in cash provided by mine operations due to no ounces of gold sold during the quarter.

Mining activities in the first quarter of 2023 were carried out in phase 5 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 0.8 million tonnes in the first quarter of 2023 compared to 2.8 million tonnes in the first quarter of 2022. The decrease in tonnes mined was primarily due to unfavourable weather conditions and not receiving an enlarged grazing land permit until February 2023 that would otherwise have allowed the Company to start the expansion of the footprint of the current pits sooner. Mining activities in the first quarter of 2023 were almost exclusively focused on pit stripping and waste removal from the Keltepe pit.

Crushing and stacking activities were paused in early January 2023 pending approval of the new EIA as the mine has built up significant inventories of gold as gold-in-carbon, ore on the heap leach pad, and ore in stockpiles. As of March 31, 2023, there was a balance of recoverable ounces of approximately 100,000 in the stored gold-in-carbon inventory, unchanged from as at December 31, 2022. In addition, the Öksüt Mine had approximately 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad as at March 31, 2023, similar to that as at December 31, 2022. The Öksüt Mine stacked 0.1 million tonnes at an average grade of 2.66 g/t, containing 6,582 ounces of gold in the first quarter of 2023, compared to 1.0 million tonnes stacked at an average grade of 1.59 g/t, containing 49,111 ounces of gold in the first quarter of 2022.

No gold production was reported in the first quarter of 2023 due to the suspension of gold room operations at the ADR plant. Gold production in the first quarter of 2022 was 54,691 ounces. No gold production costs were reported in the first quarter of 2023. Gold production costs per ounce were $386 in the first quarter of 2022.

As of March 31, 2023, the weighted average cost in gold-in-carbon inventory per recoverable ounce, which excludes royalty costs, was $442, unchanged from as at December 31, 2022. The weighted average cost in inventory per recoverable ounce includes a portion of production costs and an attributable portion of DDA capitalized to production inventory.

ADR plant inventory	March 31, 2023	December 31, 2022
Weighted average production cost in inventory per recoverable ounce	$232	$232
Weighted average DDA in inventory per recoverable ounce	210	210
Weighted average cost in inventory per recoverable ounce	$442	$442

In the first quarter of 2023, the Company has not experienced any significant impact on the operation of the Öksüt Mine from the earthquake in the southeastern portion of the country.

All-in sustaining costs on a by-product basisNG or all-in costs on a by-product basisNG per ounce were not reported in the first quarter of 2023 as no ounces of gold were sold. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the first quarter of 2022 were $451 and $459 per ounce, respectively.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Company continues to evaluate strategic options for the Molybdenum Business Unit, including a potential restart of the Thompson Creek Mine and potential modifications to the Langeloth Facility operating model.
Molybdenum BU Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2023	2022	% Change
Financial Highlights:
Total revenue	115.6	59.6	94%
Production costs	119.7	64.5	86%
Depreciation, depletion, and amortization ("DDA")	1.2	1.5	(20)%
Loss from mine operations	(5.3)	(6.4)	(17)%
Care and maintenance costs - Molybdenum mines	4.7	3.7	27%
Reclamation expense (recovery)	13.1	(42.0)	131%
Other operating expenses	3.2	0.4	700%
Net (loss) earnings from operations	(26.3)	31.4	(184)%
Cash used in operations	(76.6)	(19.8)	(287)%
Free cash flow deficit from operations(1)	(76.6)	(20.1)	(281)%
Additions to property, plant and equipment	—	0.2	100%
Total capital expenditures(1)	—	0.4	(100)%
Operating Highlights:
Mo purchased (lbs)	4,184	3,023	38%
Mo roasted (lbs)	3,901	1,138	243%
Mo sold (lbs)	3,347	2,887	16%
Average market Mo price ($/lb)	32.95	19.08	73%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

First Quarter 2023 compared to First Quarter 2022

Net loss from operations of $26.3 million were recognized in the first quarter of 2023 compared to net earnings of $31.4 million in the first quarter of 2022. The increase in net loss from operations was mainly due to a reclamation expense during the first quarter of 2023 compared to a reclamation recovery during the first quarter of 2022 from a decrease in the risk-free interest rates applied to the underlying future reclamation cash flows in the first quarter of 2023. Included in the net loss from operations was the impact of finalizing some of molybdenum concentrate purchased in the fourth quarter of 2022 that was open to provisional pricing adjustments as at December 31, 2022.

Cash used by operations of $76.6 million was recognized in the first quarter of 2023, compared to cash used in operations of $19.8 million in the first quarter of 2022. The increase in cash used by operations is primarily due to an unfavorable working capital movement from molybdenum concentrate purchased at increased molybdenum prices and increase in the value of accounts receivable outstanding due to increased sales prices for finished molybdenum products. This working capital build-up is expected to partially reverse over the course of 2023 if molybdenum prices remain at their current levels. The total working capital balance of the Molybdenum BU was $171.9 million at March 31, 2023 compared to $105.9 million at December 31, 2022.

Free cash flow deficit from operationsNG of $76.6 million was recognized in the first quarter of 2023, compared to free cash flow deficit from operationsNG of $20.1 million in the first quarter of 2022. The decrease was primarily due to higher cash used in operations as noted above.

The Langeloth Facility roasted 3.9 million pounds and sold 3.3 million pounds of molybdenum in the first quarter of 2023, compared to 1.1 million pounds and 2.9 million pounds, respectively in the first quarter of 2022. This increase in the molybdenum roasted and sold was primarily due to an unplanned acid plant shut down in the first quarter of 2022.

In the first quarter of 2023, the market molybdenum price was volatile, averaging $32.95 per pound with the peak price of $38.00 per pound in February 2023, and reaching $24.00 per pound on March 31, 2023. Subsequent to March 31, 2023, molybdenum prices declined. This downward movement has a positive impact on pounds purchased at higher provisional prices in the first quarter of 2023 that are expected to settle at lower prices in the second quarter of 2023, resulting in an expected cash inflow. At March 31, 2023, there were 2.1 million pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the second quarter of 2023. All these pounds were adjusted to a market price of $24.17 per pound at the end of the quarter, resulting in a decrease to molybdenum inventory of $21.9 million from previously recorded provisional prices.
Quarterly Results – Previous Eight Quarters

$millions, except per share data	2023	2022				2021
quarterly data unaudited	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	227	208	179	168	295	251	221	202
Net (loss) earnings(1)	(73)	(130)	(34)	(3)	89	275	28	33
Basic (loss) earnings per share	(0.34)	(0.59)	(0.14)	(0.01)	0.30	0.93	0.09	0.11
Diluted (loss) earnings per share	(0.34)	(0.59)	(0.15)	(0.01)	0.30	0.92	0.09	0.10
(1)Net loss in Q4 2022 reflects the impact of non-cash impairment loss at the Kemess Project. Net earnings in Q4 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.

Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2022.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three months ended March 31, 2023 are consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2022.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting with exception of the implementation of a new ERP system at the Company's North American operations. The Company implemented the ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout the three months ended March 31, 2023.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the first quarter ended March 31, 2023, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit Facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	43.8	47.1	43.8	26.0	—	21.1
Production costs attributable to copper	40.8	32.6	40.8	32.6	—	—
Total production costs excluding molybdenum segment, as reported	84.6	79.7	84.6	58.6	—	21.1
Adjust for:
Third party smelting, refining and transport costs	1.9	3.2	1.9	3.0	—	0.2
By-product and co-product credits	(54.6)	(75.5)	(54.6)	(75.5)	—	—
Adjusted production costs	31.9	7.4	31.9	(13.9)	—	21.3
Corporate general administrative and other costs	14.7	12.3	0.1	0.1	—	—
Reclamation and remediation - accretion (operating sites)	0.9	1.6	0.5	0.5	0.4	1.1
Sustaining capital expenditures	4.9	14.7	1.8	12.6	3.1	2.1
Sustaining lease payments	1.5	1.5	1.3	1.3	0.2	0.2
All-in sustaining costs on a by-product basis	53.9	37.5	35.6	0.6	3.7	24.7
Exploration and study costs	15.3	8.2	0.4	3.4	0.4	0.4
Non-sustaining capital expenditures	—	0.9	—	0.9	—	—
Care and maintenance and other costs	12.9	2.4	—	—	9.5	—
All-in costs on a by-product basis	82.1	49.0	36.0	4.9	13.6	25.1
Ounces sold (000s)	39.0	94.9	39.0	40.2	—	54.7
Pounds sold (millions)	15.3	19.4	15.3	19.4	—	—
Gold production costs ($/oz)	1,124	497	1,124	647	n/a	386
All-in sustaining costs on a by-product basis ($/oz)	1,383	395	914	15	n/a	451
All-in costs on a by-product basis ($/oz)	2,107	516	924	121	n/a	459
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,603	735	1,134	819	n/a	451
Copper production costs ($/pound)	2.66	1.68	2.66	1.68	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.67	2.11	2.67	2.11	n/a	n/a

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2023	2022
Net (loss) earnings	$(73.5)	$89.4
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	—	6.5
Reclamation expense (recovery) at sites on care and maintenance	15.6	(42.0)
Income and mining tax adjustments(1)	5.0	2.5
Adjusted net (loss) earnings	$(52.9)	$56.4

Net (loss) earnings per share - basic	$(0.34)	$0.30
Net (loss) earnings per share - diluted	$(0.34)	$0.30
Adjusted net (loss) earnings per share - basic	$(0.24)	$0.19
Adjusted net (loss) earnings per share - diluted	$(0.24)	$0.19
(1)Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government and impact of foreign currency translation on deferred income taxes at the Öksüt Mine.

Free cash (deficit) flow is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash (used in) provided by operating activities(1)	$(99.8)	$28.3	$27.6	$20.8	$(20.8)	$63.6	$(76.6)	$(19.8)	$(30.0)	$(36.3)
Deduct:
Property, plant & equipment additions(1)	(6.1)	(19.2)	(3.0)	(14.4)	(3.1)	(2.2)	—	(0.3)	—	(2.3)
Free cash (deficit) flow	$(105.9)	$9.1	$24.6	$6.4	$(23.9)	$61.4	$(76.6)	$(20.1)	$(30.0)	$(38.6)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$8.0	$210.2	$4.3	$9.7	$3.7	$(0.5)	$—	$0.2	$—	$200.7
Adjust for:
Costs capitalized to the ARO assets	(2.9)	13.3	(1.8)	3.7	(1.1)	1.9	—	—	—	7.7
Costs capitalized to the ROU assets	(0.1)	(0.2)	(0.1)	—	—	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.1)	0.9	(0.6)	—	0.5	0.9	—	0.2	—	(0.2)
Capital expenditures	$4.9	$16.0	$1.8	$13.4	$3.1	$2.1	$—	$0.4	$—	$0.1
Sustaining capital expenditures	4.9	15.1	1.8	12.5	3.1	2.1	—	0.4	—	0.1
Non-sustaining capital expenditures	—	0.9	—	0.9	—	—	—	—	—	—
(1)As presented in the note 14 of the Company’s condensed consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position

	March 31, 2023	December 31, 2022
(Expressed in thousands of United States dollars)

Assets
Current assets
Cash and cash equivalents	$412,068	$531,916
Amounts receivable	139,747	92,161
Inventories	297,056	316,799
Other current assets	45,202	49,784
	894,073	990,660

Property, plant and equipment	1,257,428	1,272,792
Deferred income tax assets	59,700	61,900
Other non-current assets	8,586	10,557
	1,325,714	1,345,249
Total assets	$2,219,787	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$163,701	$199,433
Income tax payable	4,731	1,890
Other current liabilities	54,899	73,529
	223,331	274,852

Deferred income tax liabilities	7,922	8,719
Provision for reclamation	251,775	227,867
Other non-current liabilities	12,809	14,180
	272,506	250,766
Shareholders' equity
Share capital	888,505	886,479
Contributed surplus	30,083	29,564
Accumulated other comprehensive loss	(7,609)	(3,323)
Retained earnings	812,971	897,571
	1,723,950	1,810,291
Total liabilities and shareholders' equity	$2,219,787	$2,335,909
Commitments and contingencies

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income

	Three months ended March 31,
(Expressed in thousands of United States dollars)	2023	2022

Revenue	$226,529	$295,223

Cost of sales
Production costs	204,293	144,225
Depreciation, depletion and amortization	18,508	37,489
Earnings from mine operations	3,728	113,509

Exploration and evaluation costs	17,910	8,160
Corporate administration	14,792	12,278
Care and maintenance expense	7,834	6,759
Reclamation expense (recovery)	15,566	(41,964)
Other operating expenses	12,890	3,494
(Loss) earnings from operations	(65,264)	124,782

Other non-operating (income) expenses	(3,180)	5,323
Finance costs	3,368	892
(Loss) earnings before income tax	(65,452)	118,567
Income tax expense	7,998	29,167
Net (loss) earnings	$(73,450)	$89,400

Other Comprehensive Loss
Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	(4,286)	(1,755)
Other comprehensive loss	(4,286)	(1,755)
Total comprehensive (loss) income	$(77,736)	$87,645

(Loss) earnings per share:
Basic	$(0.34)	$0.30
Diluted	$(0.34)	$0.30

Cash dividends declared per common share (C$)	$0.07	$0.07

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended March 31,
(Expressed in thousands of United States dollars)	2023	2022

Operating activities
Net (loss) earnings	$(73,450)	$89,400

Adjustments:
Depreciation, depletion and amortization	20,435	38,793
Reclamation expense (recovery)	15,566	(41,964)
Share-based compensation expense	3,121	2,281
Finance costs	3,368	891
Income tax expense	7,998	29,167
Income taxes paid	(1,130)	(24,423)
Other	68	(1,032)
	(24,024)	93,113
Changes in working capital	(75,762)	(64,829)
Cash (used in) provided by operating activities	(99,786)	28,284

Investing activities
Property, plant and equipment additions	(6,102)	(19,158)
Acquisition of the Goldfield Project	—	(176,737)
Proceeds from disposition of property, plant and equipment	1,472	1,905
Increase in restricted cash	(3,424)	—
Cash used in investing activities	(8,054)	(193,990)

Financing activities
Dividends paid	(11,150)	(12,272)
Payment of borrowing costs	(580)	(623)
Repayment of lease obligations	(1,542)	(1,713)
Proceeds from issuances of common shares	1,264	1,520
Cash used in financing activities	(12,008)	(13,088)
Decrease in cash during the period	(119,848)	(178,794)
Cash at beginning of the period	531,916	947,230
Cash at end of the period	$412,068	$768,436
The condensed consolidated interim financial statements for the period ended March 31, 2023 and 2022 and the MD&A for the three months ended March 31, 2023 and 2022 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com.

Supplementary Information: First Quarter 2023 Exploration Update

Mount Milligan Mine

At the Mount Milligan Mine, the planned 2023 exploration drilling programs commenced at the end of the first quarter of 2023, targeting porphyry-style gold-copper mineralization below and adjacent to the current ultimate open-pit boundary, as well as continuing to test targets with potential for shallower porphyry-style gold-copper mineralization and high gold-low copper style mineralization peripheral to the current pits.

The planned 2023 resource expansion, brownfield, and greenfield diamond drilling programs at the Mount Milligan Mine total 28,500 metres in 62 drill holes. Resource expansion and brownfield exploration targets include zones on the western margin of the open pit, i.e., Goldmark and North Slope zones, where positive drilling results were returned in previous drilling campaigns.

Öksüt Mine

At the Öksüt Mine, exploration activities consisted of the commencement of an assessment of the potential for porphyry-style copper-gold ± supergene/hypogene copper at depth on the Öksüt property.

The planned 2023 exploration drilling programs at the Öksüt Mine, totaling up to 20,000 metres of RC and diamond drilling, are expected to commence late in the second quarter of 2023, targeting oxide gold mineralization at prospects peripheral to the known deposits. Additionally, deep diamond drill holes will be drilled to test for porphyry-style gold-copper mineralization at depth within the property.

Throughout the first quarter of 2023, assay results were returned for holes drilled in the fourth quarter of 2022.

Goldfield Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended March 31, 2023.

Oakley Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended March 31, 2023.

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Oakley Project have been filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar, are available on the Company’s website at www.centerragold.com, and are available at the following link:
http://ml.globenewswire.com/Resource/Download/0c01a4ea-2448-4fcf-ad31-80dcf2834add

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2021) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by Malcolm Stallman, Member of the Australian Institute of Geoscientists and Vice President, Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project and the Oakley Project were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Boris Kotlyar, a member with the American Institute of Professional Geologists and Chief Geologist, Global Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

- end -